EXHIBIT 1

Rio de Janeiro, December 28, 2015.

Brazilian Securities and Exchange Commission

Superintendency and Management 2 of Company Monitoring

Attn.: Mr. Fernando D’ambros Lucchesi

Ref.: Official Letter CVM/SEP/ GEA-2/No. 426/2015

Dear Sirs,

Oi S.A. (“Oi” or the “Company”), in response to Official Letter CVM/SEP/ GEA-2/No. 426/2015 (a copy of which is attached hereto), in which clarifications were requested with respect to an article titled “TCU questions the reduced value of Oi’s assets by R$10.5 billion” (TCU questiona queda de R$ 10,5 bilhões em valor de bens da Oi), published in the newspaper Folha de São Paulo, states the following.

Oi clarifies that it has received no notice from the Federal Accounting Court (Tribunal de Contas da União, “TCU” or the “Court”) related to its assets and equipment used for its landline telecommunications services, their reported value, or any instruction regarding the foregoing.

The Company therefore considers it impossible to determine whether the information contained in the news article is true.

Oi can only assert that the statement contained at the end of the article, stating that Oi is taking measures to meet the demands of the TCU, are inaccurate.

The Company’s position, when asked, is to work in a transparent manner, providing Anatel, annually and only when requested, with a list of all of the assets (reversible and non-reversible) owned by the Company. Additionally, Oi informs Anatel on a quarterly basis any changes to its equipment within its telephone network, and in the event that equipment can no longer be used, of the substitution of equipment.

The assets are reported in accordance with existing accounting rules, and the Company works with Anatel to correct any potential inconsistencies in the list of its assets, taking into consideration the amount of information and detail required.

The Company reiterates, however, that it is committed to keep the market informed about any regulatory questions which could increase Oi’s exposure to risks specific to the sector in which Oi operates.

As these are the considerations that we had in connection with the Official Letter, we remain at your disposal for further clarifications.

Sincerely,

Oi S.A.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Rua Humberto de Campos, 425 – 8º andar Rio de Janeiro - CEP 22430-190 RJ	www.oi.com.br

OFFICIAL LETTER/CVM/SEP/GEA-2/ No. 426/2015	Rio de Janeiro, December 23, 2015

To Mr.

FLAVIO NICOLAY GUIMARÃES

Investor Relations Officer of

OI S/A

RUA HUMBERTO DE CAMPOS, 425 – 8th FLOOR – LEBLON

22430-190 – Rio de Janeiro – RJ

Telephone.: (21) 3131-2918  Fax: (21) 3131-1383

E-mail: invest@oi.net.br

SUBJECT:     Clarification Request About News

Dear Officer,

1.	We refer to the news published today in the newspaper “Folha de São Paulo”, under the title: “TCU questions the reduced value of Oi’s assets by R$10.5 billion”, bearing the following statements:

Equipment used for landline communications, public service; imbroglio is an obstacle for the renewal of the concession agreements.

Anatel tells the court that it concentrated on monitoring the quality; Oi says it will fulfill the demands.

MACHADO DA COSTA

The TCU pressed Oi and Anatel to explain the R$10.5 billion reduction of the value of Oi’s assets and landline communications and public service equipment used in the concession regime.

Oi is the country’s largest telecommunications provider in terms of coverage, with only São Paulo not in its network. It was the only telecommunications provider to show a drop in value of these assets between 2010 and 2013, the same period during which Telemar and Brasil Telecom merged into one, creating Oi.

Rua Humberto de Campos, 425 – 8º andar Rio de Janeiro - CEP 22430-190 RJ	www.oi.com.br

From the government’s point of view, this imbroglio could not have come at a worst time. The concession agreements expire this year and the Brazilian government is negotiating with the telecommunication providers the value of these assets, which are public, for a new round of investments in the event the telecommunications providers agree to renew the concessions for another 20 years.

The Court believes that the above concession agreements cannot be entered into without a detailed list of the assets and their correct values. The the government and the telecommunications providers thought this was possible.

According to the TCU, Anatel’s own procedures for the monitoring and oversight of the telecommunications providers’ goods show irregularities.

For example, in order to sell real estate, the provider must have express approval from Anatel and the money must go through a specific account accompanied by Anatel. According to the Court these accounts were empty.

There is nothing inherently wrong with the sale of real estate. Due to the technological advances of the last 20 years, the need of telephone centers has decreased dramatically and many buildings now stand empty. The problem, according to the TCU, is to find out which buildings were sold, and what happened to the money from their sale.

In Oi’s case, the TCU wants to know if the assets were sold without permission or if they simply were not properly recorded. If they were recorded, it also wants to know what caused the multi-billion real reduction of their value.

For the other providers, whose assets increased in value during the same period, the Court found irregularities in, or even the absence of any records of the assets. According to the TCU, Anatel must investigate the issue. Within six months it must submit an updated list of Oi’s assets and those of the other providers, as well as an explanation why it has accepted the reduced values reported by Oi.

Anatel’s most recent data states that the value of the assets of all the telecommunications providers is approximately R$123 billion.

Rua Humberto de Campos, 425 – 8º andar Rio de Janeiro - CEP 22430-190 RJ	www.oi.com.br

Anatel told the TCU that it focused on the monitoring of the quality of the services, and not on the analysis of the companies’ accounting records.

According to Anatel, without a proper management of these assets, it would be impossible to ensure the service’s quality. From its point of view, if the service is good, the management of these assets should be as well. When questioned, Oi stated that it is working on meeting the TCU’s demands.

When questioned by Folha, Anatel did not provide any response.

IN COLLABORATION WITH JULIO WIZIACK

2. Considering the above, we ask that you clarify whether the information is true, and, if confirmed, you shall disclose the grounds on which you decided it is not a significant event.

3. In addition, taking into consideration convenience and the opportunity to inform the market which requests of the TCU, according to the article, Oi is working on complying with.

4. Such declaration should be made through the Empresa.NET System, category: Notice to the Market, type: Clarifications of CVM/BOVESPA Consultation, subject: News Disclosed in the Media, which should include a transcript of this Official Letter.

5. It is noteworthy that according to art. 3 of CVM Instruction 358/02, it is the Investor Relations’ Officer’s responsibility to disclose and communicate to the CVM and, if applicable, the stock exchange and the organized over-the-counter market in which the securities issued by the company are admitted to be traded, of any act or fact occurred or related to their business and ensure its wide and immediate dissemination, simultaneously in all markets in which such securities are traded.

6. We alert that the order of the Superintendent of Corporate Relations, in exercise of its statutory duties and, based on paragraph II, Article 9 of Law 6,385 / 76 and CVM Instruction No. 452/07, the application of punitive fines in the amount of R$1,000.00 (one thousand reais) may be applicable, notwithstanding other administrative sanctions for non-compliance of the requirements in this notice, within 2 (two) business day from the date of knowledge of the content of this letter , also sent by e-mail.

Rua Humberto de Campos, 425 – 8º andar Rio de Janeiro - CEP 22430-190 RJ	www.oi.com.br

Regards, FERNANDO D’AMBROS LUCCHESI Corporate Supervision 2 Manager Acting

Rua Humberto de Campos, 425 – 8º andar Rio de Janeiro - CEP 22430-190 RJ	www.oi.com.br